Exhibit 12.1

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Year-to-date ended
	September 7, 2012	September 9, 2011
Income (loss) from continuing operations before income taxes	$8	$(38)
Add (deduct):
Fixed charges	308	295
Capitalized interest	(4)	(2)
Amortization of capitalized interest	5	5
Equity in (earnings)/losses related to certain 50% or less owned affiliates	(2)	3

Adjusted earnings	$315	$263

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$272	$259
Capitalized interest	4	2
Portion of rents representative of the interest factor	32	34

Total fixed charges and preferred stock dividends	$308	$295

Ratio of earnings to fixed charges and preferred stock dividends	1.0	—
Deficiency of earnings to fixed charges and preferred stock dividends	$—	$(32)